AMENDED

INVESTMENT ADVISORY AGREEMENT

SCHEDULE A

1.      Calvert VP Small Cap Growth Portfolio

2.      Calvert VP Money Market Portfolio

3.      Calvert VP Mid Cap Value Portfolio

4.      Calvert VP SRI Strategic Portfolio

Effective:  April 30, 2010